Mail Stop 3561

April 8, 2008

Jodi Stevens, President
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, CO 80202

> **Re:** **Forever Valuable Collectibles, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2008**
> **File No. 333-148935**

Dear Ms. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

2. We note your response to comment two in our letter dated March 18, 2008. Considering it appears that you are contemplating the ultimate distribution of the shares to the public of those shares being issued in the spin-off of shared held by Fincor, you must register the offer and sale as a primary offering. This is because you have not actually engaged in any material business activity and Fincor has only held your assets for a short period of time, so it would appear that you have not established a valid business purpose for the spin-off except to create a market for your securities and the 44 shareholders of record. Accordingly, please revise your registration statement to identify Fincor and all of the selling shareholders as underwriters. Please also fix the price of the primary offering and distribution of the shares to the public so that the shares will be sold at a fixed price for the duration of the offering, not just until the shares are quoted on the OTC Bulletin

Board, as you are not eligible to conduct a primary at-the-market offering under Rule 415. Please also revise your registration statement to provide the disclosure required by Item 507 of Regulation S-K.

We note your response that "Fincor is a public company which made a public distribution…to a number of unrelated shareholders." First, considering Fincor does not file periodic reports that are made available to investors, your indication that Fincor is a public company is unclear. Also, it is unclear how the original distribution that Fincor made is relevant to the spin-off it is currently conducting with respect to the shares of Forever Valuable Collectibles. Further, we disagree with your indication that the affiliates *must* sell their shares in accordance with Rule 144. Please note that because a primary offering of your shares is contemplated, and because each of the shareholders who will receive shares is an underwriter, shareholders cannot rely on Securities Act Rule 144 to offer and sell the shares to be received in connection with the spin-off. Revise your discussion on pages 23-24 to confirm that none of the shareholders who will receive shares in connection with the spin-off will be able to rely on Rule 144 to re-sell those shares. Also, revise your disclosure elsewhere, including on page 24, to remove any suggestion that recipients of shares will be able to freely sell those shares into the market.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.